UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Funtalk China Holdings Limited
(Name of Company)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G36993 106
(CUSIP Number)

Dongping Fei
21/F, Block D The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Tel: +86-10-5709-1198
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person ARCH Digital Holdings Limited ARC Capital Holdings Limited ARC Capital Partners Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

ARCH Digital Holdings Limited: British Virgin Islands ARC Capital Holdings Limited: Cayman Islands ARC Capital Partners Limited: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,579,157
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,579,157

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,579,157

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11

26.0% (1)

14.	Type of Reporting Person *

ARCH Digital Holdings Limited: CO ARC Capital Holdings Limited: CO, IV, HC ARC Capital Partners Limited: CO, IA

(1)	Based on 59,857,083 ordinary shares outstanding as of October 26, 2010.

Item 1. Security and Company.

This statement relates to ordinary shares, par value $0.001 per share, of Funtalk China Holdings Limited, a Cayman Islands exempted company (the “Company”). The address of the Company’s principal executive office is 21/F, Block D The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing, China.  This Schedule 13D/A is being filed on behalf of ARCH Digital Holdings Limited, ARC Capital Holdings Limited and ARC Capital Partners Limited to disclose their current direct or indirect beneficial ownership of the Company's outstanding ordinary shares.

Item 2. Identity and Background.

(a)-(c) (f) ARCH Digital Holdings Limited ("ARCH"), ARC Capital Holdings Limited and ARC Capital Partners Limited (collectively, the "Reporting Persons"). The address of each of the Reporting Persons is c/o ARC Advisors (HK) Limited, l31F, St. John's Building, 33 Garden Road, Central, Hong Kong, and the principal business of each Reporting Person is investment holdings and management.

ARCH is a British Virgin Islands company wholly owned and controlled by ARC Capital Holdings Limited, a Cayman Islands company. ARC Capital Holdings Limited is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited, a BVI company co-founded by Clement Kwong. Voting and dispositive power over the shares of ordinary shares of the Company owned by ARCH have been delegated to ARC Capital Partners Limited.

(d) During the past five years, none of the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No funds were used in the transactions described in Item 5.

Item 4. Purpose of Transaction.

The sole purpose of the transactions described in Item 5 is for investment purposes.  The Reporting Persons’ holdings are for the purpose of investment only and the Reporting Persons do not have any purpose, intent or plan to acquire control over the Company.

Item 5. Interest in Securities of the Company.

(a) The Reporting Persons beneficially own 15,579,157 ordinary shares of the Company, representing approximately 26.0% of the total issued and outstanding ordinary shares immediately after the transactions described in Item 5(c) and the completion of a follow-on offering of ordinary shares by the Company on October 26, 2010.

(b) ARCH is wholly owned and controlled by ARC Capital Holdings Limited. ARC Capital Holdings Limited is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited. Voting and dispositive power over the 15,579,157 ordinary shares of the Company owned by ARCH have been delegated to ARC Capital Partners Limited, as further described in Item 2 above.

(c) On October 11, 2010, the Company entered into a warrant exchange agreement with ARCH, pursuant to which ARCH exchanged 113,062 of the Company's Class A warrants and 1,700,000 of the Company's Class B redeemable warrants, which represent all of the Class A warrants and Class B redeemable warrants that ARCH held as of October 11, 2010, for 729,157 of the Company's ordinary shares.  No other consideration was paid for the exchange and no third parties were paid any fees in connection with the exchange.  The transactions were closed and the ordinary shares were issued to ARCH on October 12, 2010.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ARCH is a British Virgin Islands company wholly owned and controlled by ARC Capital Holdings Limited, a Cayman Islands company. ARC Capital Holdings Limited is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited, a BVI company co-founded by Clement Kwong. Voting and dispositive power over the 15,579,157 ordinary shares of the Company owned by ARCH have been delegated to ARC Capital Partners Limited.

Item 7.  Materials to be Filed as Exhibits.

(a).    Joint Filing Agreement, dated January 14, 2010, by and among ARCH Digital Holdings Limited, ARC Capital Holding Limited and ARC Capital Partners Limited pursuant to Rule 13d-l (k)(I) of the Securities Exchange Act of 1934, as amended. (previously filed)
(b)    Warrant Exchange Agreement between the Company and ARCH Digital Holdings Limited dated October 11, 2010 (incorporated by reference to exhibit 10.106 to Amendment No. 3 to Form F-1 of the Company, SEC File No. 333-168056)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  November 2, 2010

ARCH DIGITAL HOLDINGS LIMITED

By:	/s/ Clement Kwong
Name:	Clement Kwong
Title:	Director

ARC CAPITAL HOLDINGS LIMITED

By:	/s/ Allan Liu
Name:	Allan Liu
Title:	Director

ARC CAPITAL PARTNERS LIMITED

By:	/s/ Allan Liu
Name:	Allan Liu
Title:	Authorized Signatory